Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-231160

May 16, 2019

Pricing Term Sheet

May 16, 2019

Discovery Communications, LLC

$750,000,000 4.125% Senior Notes due 2029 (the “2029 Notes”)

$750,000,000 5.300% Senior Notes due 2049 (the “2049 Notes”)

Issuer:	Discovery Communications, LLC

Parent Guarantor:	Discovery, Inc.

Subsidiary Guarantors:	Scripps Networks Interactive, Inc. and, in the future, each domestic subsidiary of the Parent Guarantor that guarantees the Issuer’s obligations under its revolving credit facility

Security Type / Format:	Senior Notes / SEC Registered

Aggregate Principal Amount Offered:	2029 Notes: $750,000,000 2049 Notes: $750,000,000

Maturity Date:	2029 Notes: May 15, 2029 2049 Notes: May 15, 2049

Coupon (Interest Rate):	2029 Notes: 4.125% 2049 Notes: 5.300%

Price to Public (Issue Price):	2029 Notes: 99.830% of principal amount 2049 Notes: 99.392% of principal amount

Underwriting Discount:	2029 Notes: 0.650% 2049 Notes: 0.875%

Yield to Maturity:	2029 Notes: 4.146% 2049 Notes: 5.341%

Spread to Benchmark Treasury:	2029 Notes: +175 bps 2049 Notes: +250 bps

Benchmark Treasury:	2029 Notes: UST 2.375% due May 2029 2049 Notes: UST 3.000% due February 2049

Benchmark Treasury Spot and Yield:	2029 Notes: 99-26 / 2.396% 2049 Notes: 103-05+ / 2.841%

Net Proceeds to Issuer:	Aggregate net proceeds from sale of all notes offered pursuant to this Pricing Term Sheet will be approximately $1.483 billion after deducting underwriting discounts but before offering expenses.

Interest Payment Dates:	2029 Notes and 2049 Notes: May 15 and November 15 of each year, beginning November 15, 2019

Day Count Convention:	2029 Notes and 2049 Notes: 30/360

Make-whole Call:	2029 Notes: 30 basis points (prior to 2/15/2029) 2049 Notes: 40 basis points (prior to 11/15/2048)

Par Call:	2029 Notes: On or after 2/15/2029 2049 Notes: On or after 11/15/2048

Change of Control:	If a change of control triggering event occurs in respect of a series of Notes, unless the Issuer has exercised its right to redeem the Notes as described under “Make-whole Call” or “Par Call”, each holder of such series of Notes will have the right to require the Issuer to repurchase such Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	May 16, 2019

Settlement Date:	May 21, 2019 (T+3)

CUSIP / ISIN:	2029 Notes: 25470DBF5 / US25470DBF50 2049 Notes: 25470DBG3 / US25470DBG34

Ratings*:	Baa3 (stable) Moody’s Investors Service, Inc. BBB- (stable) Standard & Poor’s Ratings Services BBB- (stable) Fitch Ratings Ltd.

Bookrunners:

Barclays Capital Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

Mizuho Securities USA LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

Co-Managers:	Deutsche Bank Securities Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC HSBC Securities (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the senior notes will be made to investors on or about May 21, 2019 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the senior notes prior to the second business day before the date of delivery of the senior notes hereunder will be required, by virtue of the fact that the senior notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement Purchasers of the senior notes who wish to trade the senior notes prior to the second business day before the date of delivery of the senior notes hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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